UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-35165 BRAINSWAY LTD.

(Translation of registrant’s name into English)

16 Hartum Street, RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and on April 20, 2026 (Registration No. 333-295189) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

EXPLANATORY NOTE

On October 21, 2026, BrainsWay Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on November 25, 2026, at 3.00 p.m. (Israel time) at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel (the “Original Report”).

On October 25, 2026, Dr. David Zacut notified the Company that he does not intend to stand for re-election to the Company’s board of directors due to personal reasons. This Amendment No. 1 on Form 6-K/A (the “Amendment”) is therefore being furnished to replace Exhibits 99.1 (the “Original Notice and Proxy Statement”) and 99.2 (the “Original Proxy Card”) included in the Original Report, to amend and restate the Original Notice and Proxy Statement and the Original Proxy Card to reflect this change.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

EXHIBIT INDEX

Exhibit	Title
99.1	Notice and Proxy Statement of Annual Meeting of Shareholders
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: October 26, 2026	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer